Speaking Roses International, Inc.




December 21, 2005

By EDGAR and Facsimile (202) 772-9206

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

Attention:        Ms. Babette Cooper
                  Staff Accountant

         Re:      Speaking Roses International, Inc.
                  Form 8-K Item 4.02 filed November 25, 2005
                  File No. 0-22515

Dear Ms. Cooper,

         We are in receipt of the Staff's letters dated December 2 and 9, 2005 with respect to the above-referenced Form 8-K.

         Our response set forth in this letter is to the comment in the Staff's letter dated December 9, 2005. We have set forth the Staff's comment below followed by our response.

Form 8-K Item 4.02

         With respect to our previous comment 1, we note your response. We do not believe that you can apply EITF 98-5 to the transaction since at the time the notes were issued, they were not considered to be convertible instruments. Please revise your June 30, 2005 financial statements to reclassify the $449,871 in interest expense as a deemed distribution.

Company response:
-----------------

Management has reviewed and analyzed the transaction in question in light of Regulation S-X, Rule 102 (q) (r) and (s), Statement of Financial Accounting Standards (SFAS) No. 57, Related Party Disclosures, and SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. As a result of this analysis (see detail below), the Company concluded that neither of the


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recipients of the shares on June 25, 2005 was a "related party" and that it is unclear how the $449,871 should be classified in the statement of operations. In substance, the excess of the fair value of the common shares issued over the carrying value of the debt appears to be a cost of the debt. However, we also understand that we have not been able to present authoritative GAAP to support this position. Based on the factors detailed below, we are prepared to reclassify the $449,871 from interest expense to loss on extinguishment of debt.

Related Party Analysis

On June 25, 2005, at the time when the 1,000,000 shares of common stock (held as collateral by the lenders) were issued to the two individual lenders in satisfaction of the debt obligation, neither of the lenders was a related party under the definition set forth in SFAS No. 57. Management reviewed the definition of "affiliate" and concluded that neither party controlled or was controlled by the Company and therefore concluded that neither party was an affiliate of the Company. Management also reviewed the definition of "principal owners." Based on the fact that one of the lenders owned 1,500,000 shares of common stock of the Company, equal to 5.17% of the total outstanding shares and the other lender owned 450,000 shares of common stock, equal to 1.55% of the total outstanding shares, the Company concluded that neither lender would qualify as a principal owner under the definition. Management also determined that neither lender was a member of management nor a member of the immediate family of a related party. Management analyzed whether either of the lenders was in the position to exert control over or significantly influence management or operating policies of the Company to an extent that either of the parties might be prevented from fully pursuing its own separate interests. Taking into account all interactions between the Company and each of the lenders, management concluded that none of the identified parties could significantly influence the policies of the other.

Debt Extinguishment Analysis

The Company expected that the debt would be fully repaid in accordance with its terms based on existing negotiations with third-party equity investors ongoing at the time the loans were extended. The collapse of those negotiations was an unexpected surprise to management. The collateral that was agreed to by the parties was not expected to have been needed to satisfy the debt, but when cash payment could not be made, the lenders had the right to take the collateral in satisfaction. In our telephone conversation with you on December 13, 2005, you suggested that the issuance of the shares (the collateral) in satisfaction of the debt may be considered extinguishment of debt. Paragraph 15 of SFAS No. 15, states: "A debtor that issues or otherwise grants an equity interest to a creditor to settle fully a payable shall account for the equity interest at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable settled shall be recognized as a gain on restructuring of payables."

Although the debt paid by the issuance of common shares by the Company was not considered "troubled debt" and the terms of the debt were not restructured, we believe the guidance in SFAS No. 15 could be analogous to the transaction. In light of the fact that there does not appear to be direct accounting literature to support accounting for the difference between the fair value of the common shares issued and the carrying value of the notes payable and related accrued interest, we are willing to rely on this analogous interpretation of SFAS No. 15 and reclassify the charge from interest expense to loss on extinguishment of debt. Both of these captions are in other income (expense) - not in operating income (loss).

Because this treatment would not result in any change to the balance sheet, loss from operations, net loss, loss per common share, or the statement of cash flows, we believe the reclassification does not warrant amendment of the June 30, 2005 and September 30, 2005 Forms 10-QSB. Accordingly, we propose to

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reclassify the charge from "interest expense" to "loss on extinguishment of debt" in all future filings, beginning with Form 10-KSB for the year ended December 31, 2005.

         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If members of the Staff have any further comments or questions or require any additional information, please contact me by telephone at 801-433-3900 or by facsimile at 801-433-7673.


Very truly  yours,


/s/Bradley E. Wittwer
Bradley E. Wittwer
Chief Financial Officer
Speaking Roses International, Inc.





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